The LYC Pledge

Investment Deck

LYCPLEDGE

Anthony B. Ferguson
Founder/CEO
954 West Washington, Suite 510
Chicago, IL
abferg@lycpledge.com

The Opportunity

LYCPLEDGE

- According to the Global Wellness Institute, the wellness industry is currently valued at $4.2 Trillion, having grown 12.8% in the last 2 years.
- People are approaching wellness as a lifestyle that requires a strategy.
- People now consider where they live, work and socialize part of their wellness plan.
- The opportunity to democratize wellness products and services is the next stage of the wellness industry.

The “Why” behind the Opportunity

The growth of the wellness industry is partially the result of:



Rising disposable income



Interacting with the wellness economy is becoming more intentional and holistic



The feeling of disconnection from community by 64% of millennials



The worldwide epidemic of loneliness



A rising global epidemic of chronic disease, stress, unhappiness and depression

The need to connect individual to a wellness community is obvious!

The Challenge

- The wellness community is a growing community in need of a digital home and the industry has become narrowly associated with the wealthy.

- Wellness services and products need to be available to all to be effective for the health of the population.

- Solutions that are readily available to the masses are needed.

The Solution

A Niche Social Network for Health, Wellness and Mindfulness-A Purpose Driven Community

THE LYC Pledge WELLNESS COMMUNTIY



We provide access to services and products that expand our members' sense of community and their overall wellness.

THE LYC PLEDGE APP



LYCPLEDGE
Ready to feel and be better? Make the Pledge and you are on your way to the best version of yourself. LYC is a path to wellness that uses your activities to create a better you and community.
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I pledge...
to make the following eight Love Your Community goals a part of my daily life in pursuit of improved personal and community wellness:
I will do something to help someone;
I will not intentionally hurt Mother Earth;
I will try to get to know my neighbors, co-workers or classmates;
I will try to explore points of views that are different from mine;
I will be courteous to others in public places and on the Internet;
I will support local small businesses in my community;
I will listen to at least one song a day that makes me feel better, happier, inspired or enlightened; and share it if I can;
I will do my best to embrace healthy eating and exercising habits, and an overall lifestyle of wellness.
Andy Mack
December 21, 2018



Share it with the world!
Post about when you complete your activity in order to inspire others!
Mother Earth
Clean up the park
Another park cleaned by my squad!! Let's get out there everyone! Clean public spaces means a happy community.
Let's Do This

The Pledge is the only platform that offers a holistic approach to wellness, happiness, and community.

Pledge 8 goals make you feel better about you and your community.

Supports corporate wellness and social responsibility programs.

WELLNESS IS AN EXPERIENCE

Business Model:

It's about Connectivity


Hyper-targeted network
WORKFORCE WELLNESS
LYC
PREMIUM
UPDGRADES
Business
PURCHASE
ADS
IN APP
PARTNERSHIPS
Engage
Tribe 1
Tribe 2
Tribe 3

Connecting members with people, services and products

Multiple Revenue Streams

- **Advertising**
- **In App Purchases**
- **Premium Features**
- **Workforce Wellness**
- **Corporate Social Responsibility Program**
- **Partnerships**
- **Sub-groups**

- **THESE ARE FORWARD LOOKING PROJECTIONS AND ARE NOT QUARANTEED**

Business Model

The Design

LinkedIn

- Niche Community
- Multiple Revenue Threads
- Strong User Content
- Connections

Meets


LYC
Network
Members
Wellness
Programs
Partnerships

LYCPLEDGE

AAA

- Membership Model
- Discounts for Members
- Partnerships/Ads
- Purpose Driven

Potential Revenue

Global Wellness Markets 2017

Fitness and Mind Body Sector:
- $564 Billion

Healthy Eating Ultimate Weight Loss:
- $ 702 Billion

Workplace Wellness:
- $ 43 Billion

Addressable U.S. Markets

$ 168 Billion



Workplace Wellness $16B
Fitness & Mind Body Sector $51B
Healthy Eating, Weight Loss $101B

Potential Revenue

Members' Growth Chart

THESE ARE FORWARD LOOKING PROJECTIONS AND ARE NOT GUARANTEED.



10,000,000
25,000,000
50,000,000
100,000,000
Year 1
Year 2
Year 3
Year 4
Members

Platform Revenue Projections

	Year 1	Year 2	Year 3	Year 4
ARPU	$1.00	$1.50	$2.00	$2.50
Revenue	$10m	$37.5m	$100m	$250m

Funding Ask

LYCPLEDGE

Seeking Investment ($500,000)

- **Product Development**
- **Operational Support**
- **Marketing**
- **Business Development**

Result from Investment

- 10 million users
- Revenue $10,000,000
- ARPU - $1.0

Exit from Investment

- **Series A**
- **24 months buyout**
- **ROI Target – Negotiable**

THESE ARE FORWARD LOOKING PROJECTIONS AND ARE NOT GUARANTEED.

LYC Pledge Team

Anthony B. Ferguson, Founder and CEO

Tony is committed to building businesses that build the community. For the past 10 years, he has concentrated on developing tech related startups. He believes that vibrant communities are critical to the success of all.

O. Alexia Hall, Branding Officer

Alexia is an experienced marketer within the financial service industry and has also worked with non-profits and in higher education. She is a connoisseur of all things cultural.

Ron Giles, Director of Operations

Ronald is experienced in infrastructure design, operations, financial administration recruitment and onboarding of staff. Ron thrives in an atmosphere of technical and social innovation.

Pierre Joubert

Pierre has held executive and sales positions at both public and startup companies, including SGI, HP, CSC, Verisign, BitTorrent and BruteSoft. He delivered $36M of global channel sales at Verisign in new business in less than three years.

What's needed is a community and marketplace for Wellness...

Anthony B. Ferguson, Founder/CEO

